March 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, NE
Washington, D.C. 20549

Attention: Scott Stringer / Adam Phippen

Re: U-Haul Holding Company
Form 10-K for Fiscal Year Ended March 31, 2024
Form 8-K filed February 5, 2025
File No. 001-11255

Ladies and Gentlemen:

U-Haul Holding Company (the “Company”, “we”, “us” or “our”) submits this letter in response to comments from the Staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 4, 2025 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended March 31, 2024, filed with the Commission on May 30, 2024 (the “Form 10-K”), and the Company’s Form 8-K dated and filed with the Commission on February 5, 2025 (the “Form 8-K”).

In this letter we have restated each Staff comment in italicized, bold type, and have followed it with the Company’s response to the Staff’s comments.

Form 10-K for Fiscal Year Ended March 31, 2024

Consolidated Balance Sheets, page F-4

1. Staff Comment: Please tell us your consideration of presenting a total amount for current assets and current liabilities. Refer to ASC 210-10-45-1 and Rule 5-02.9 and 5-02.21 of Regulation S-X.

U.S. Securities and Exchange Commission

March 18, 2025

Company Response: ASC 210-10-45-1 states that a classified balance sheet is generally required to present separately current assets and liabilities; however, it also allows for exceptions based on the nature of the entity's operations and industry in which it operates. Given the Company's significant operations in the insurance and real estate and leasing industries, presenting a classified balance sheet may not provide the most meaningful information to stakeholders. An unclassified balance sheet presentation is not uncommon to companies in these industries given the long-term nature of insurance contracts, insurance obligations, and real estate operations. Consistent with Article 7 of Regulation S-X, many insurance companies present an unclassified balance sheet to better reflect the nature of the business and the long-term perspective required by stakeholders. Also, despite there being no specific Article in Regulation S-X for real estate companies, these companies predominantly use Article 5 of Regulation S-X for presentation purposes (except for the presentation of a classified balance sheet) to fully capture the long-term nature of real estate investments, financing, and their longer operating cycles. In addition, the Company has no working capital requirements or covenants that require the tracking of a classified balance sheet.

Based on the above discussion, the Company believes that its current presentation is acceptable under ASC 210-10-45-1 and Rules 5-02.9 and 5-02.21 of Regulation S-X, aligns with industry practices, and provides the most relevant information to our investors, analysts, and other stakeholders.

Form 8-K filed February 5, 2025

Exhibit 99.1, page 1

2. Staff Comment: You present earnings before interest, taxes, depreciation, and amortization (EBITDA) and changes in EBITDA for your Moving and Storage segment, a non-GAAP measure. When presenting these non-GAAP measures, please also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Please also provide a reconciliation of the third quarter EBITDA measure to its most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Company Response: In future filings with the Commission, beginning with the Company's period ending March 31, 2025, and in earnings releases furnished under Item 2.02 of Form 8-K, when presenting non-GAAP measures, the Company will (i) present the most directly comparable GAAP measure with equal or greater prominence and (ii) include a reconciliation of the non-GAAP financial measure to its most directly comparable GAAP measure.

U.S. Securities and Exchange Commission

March 18, 2025

The non-GAAP measure reported is Adjusted EBITDA. The table below presents the reconciliation of the third quarter EBITDA measure to its most directly comparable GAAP measure.

Moving and Storage EBITDA Calculations	Three
(In thousands, unaudited)	Months
December 31,
2024

Net earnings	$67,166
Income tax expense	16,596
Fees on early extinguishment of debt and costs of defeasance	-
Interest expense	76,833
Other interest income	(15,734)
Other components of net periodic benefit costs	372
Net losses on disposal of real estate	3,358
Depreciation, net of gains on disposals	246,091
Earnings from subsidiaries	(17,956)
EBITDA	$376,726

* * * * *

If you have any questions regarding the Company’s responses, please contact me at (602) 263-6804.

Very truly yours,

U-Haul Holding Company

/s/ Jason A. Berg

Jason A. Berg

Chief Financial Officer